CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIODS ENDED SEPTEMBER 30, 2015, AND 2014

Unaudited – Prepared by Management

(Expressed in Canadian Dollars)

THESE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS HAVE NOT BEEN SUBJECT TO A REVIEW BY OUR INDEPENDENT AUDITORS

Clifton Star Resources Inc.

Unaudited Condensed Interim Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

	Notes	As at September 30, 2015	As at June 30, 2015
ASSETS
Current assets
Cash		$12,870,367	$13,284,287
Receivables	9	25,031	23,184
Refundable tax credits and mining duties	4	267,023	457,119
Prepaids		68,591	96,263
		13,231,012	13,860,853
Non-current assets
Property and equipment		65,079	67,763
Investments	5,6a	1,000,000	1,000,000
Exploration and evaluation assets	6	855,684	825,774
		1,920,763	1,893,537
Total Assets		$15,151,775	$15,754,390
LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accrued liabilities		$198,283	$575,966
Total Liabilities		198,283	575,966
Equity
Share capital	7a	62,223,494	62,223,494
Share-based payments reserve		4,777,672	4,777,672
Deficit		(52,047,674)	(51,822,742)
Total Equity		14,953,492	15,178,424
Total Liabilities and Equity		$15,151,775	$15,754,390

Approved and authorized by the Board on November 25, 2015:

/s/ Michel Bouchard	/s/ Ross Glanville

Michel Bouchard, Director	Ross Glanville, Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Clifton Star Resources Inc.

Unaudited Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

(Expressed in Canadian Dollars)

For the three month periods ended September 30

	Notes	2015	2014

Expenses
Wages & benefits		102,550	149,480
Share-based payments	7b	-	11,321
Director’s fees	8	22,725	32,500
Consulting		34	19,246
Professional fees		41,527	36,179
Investor relations and shareholder’s meetings		49,249	36,894
Travel and telephone		10,339	8,893
Office and miscellaneous		13,954	11,646
Insurance		9,892	10,514
Depreciation		2,684	1,625
Total expenses		252,954	318,298

Impairment loss on exploration and evaluation assets		-	35,078,395
Loss from operations		(252,954)	(35,396,693)
Interest income		28,022	3,965
Loss before tax		(224,932)	(35,392,728)
Deferred income tax recovery		-	324,504
Net loss and comprehensive loss for the year		$(224,932)	$(35,068,224)

Weighted average number of common shares outstanding		48,209,962	38,664,390

Basic and Diluted Loss per Common Share		$(0.01)	$(0.91)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Clifton Star Resources Inc.

Unaudited Condensed Interim Consolidated Statements of Changes in Equity

(Expressed in Canadian Dollars)

For the three month periods ended September 30

	Notes	Number of shares	Share capital	Share-based payments reserve	Accumulated deficit	Total
Balance – June 30, 2014		38,664,390	$59,583,659	$4,909,675	$(25,305,457)	$39,187,877
Share-based payments	7b	-	-	11,321	-	11,321
Net Loss from July 1, 2014 to September 30, 2014		-	-	-	(35,068,224)	(35,068,224)
Balance – September 30, 2014		38,664,390	59,583,659	4,920,996	(60,373,681)	4,130,974

Balance – June 30, 2015		48,209,962	$62,223,494	$4,777,672	$(51,822,742)	$15,178,424
Net Loss from July 1, 2015 to September 30, 2015		-	-	-	(224,932)	(224,932)
Balance – September 30, 2015		48,209,962	$62,223,494	$4,777,672	$(52,047,674)	$14,953,492

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Clifton Star Resources Inc.

Unaudited Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

September 30, 2015

	Notes	2015	2014
Cash flows from operating activities
Net loss for the period		$(224,932)	$(35,068,224)
Items not affected by cash:
Depreciation		2,684	1,625
Share-based payments	7b	-	11,321
Deferred income tax (recovery)		-	(324,504)
Impairment loss on exploration and evaluation assets		-	35,078,395
		(222,248)	(301,387)
Changes in non-cash working capital:
Receivables		(1,847)	5,390
Prepaids		27,672	(29,130)
Accounts payable and accrued liabilities		(390,609)	(77,273)
Net cash used in operating activities		(587,032)	(402,400)
Cash flows from investing activities
Additions to exploration and evaluation assets		(32,130)	(177,392)
Refundable tax credits recorded as receivable received(1)		205,242	262,008
Net cash provided by investing activities		173,112	84,616
Net decrease in cash		(413,920)	(317,784)
Cash – beginning of the period		13,284,287	1,328,239
Cash – end of the period		$12,870,367	$1,010,455
Supplemental schedule of non-cash investing activities
Tax credits receivable applied in reduction of exploration and evaluation assets		$15,146	$748,294
Write-down of non-current federal non-refundable tax credits receivable originally applied in reduction of exploration and evaluation assets		$-	$770,574
Exploration and evaluation assets included in accounts payable and accrued liabilities		$12,926	$8,297

(1)

The comparative figure in the amount of $262,008 for the three month period ending September 30, 2014, was adjusted to present this amount as a separate line item in investing activities, rather than a separate line item in operating activities, to correct an immaterial error.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2013

1.  Nature of operations

Clifton Star Resources Inc. (the “Company” or “Clifton”) is primarily engaged in the evaluation, acquisition and exploration of mineral properties. The Company’s mineral properties are located in the province of Quebec, Canada.

Clifton is a publicly listed company incorporated under the laws of the Province of British Columbia, and was continued under the Canada Business Corporations Act on December 29, 2010. The Company is listed on the TSX Venture Exchange (TSX-V) under the symbol “CFO”.

The Company’s registered and executive office, principal address and records office is located at Suite 217 – 1040 Belvedere Ave., Quebec City, province of Quebec, Canada, G1S 3G3. The Company’s web site address is www.cfo-star.com.

Although the Company has taken steps to verify and confirm title to mineral properties in which it has an interest, there is no certainty that property title will not be subject to unregistered prior agreements or non-compliance with regulatory requirements.

The Company’s business of exploration, development and mining of minerals involves a high degree of risk, and there can be no assurance that current exploration, development and mining plans will result in profitable mining operations. The Company has not recorded operating revenues to date and, although the Company generated positive cash flows from operations in the current year, it does not expect to continue to do so in the foreseeable future. The recoverability of amounts shown for mining properties and related exploration and evaluation assets is dependent upon the discovery of economically recoverable ore reserves, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof. As at the date of the condensed interim consolidated financial statements, management determined that the carrying amount of mining properties and related exploration and evaluation assets is recoverable. This value may nonetheless be reduced in the future.

These condensed interim consolidated financial statements were approved by the Company’s Board of Directors on November 25, 2015.

2.  Summary of significant accounting policies

a.  Basis of presentation

These condensed interim consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), under International Accounting Standards (“IAS”) 34 Interim Financial Reporting. The Company has consistently applied the same accounting policies, as outlined in note 2, Summary of significant accounting policies in our consolidated financial statements for the year ended June 30, 2015.

The condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended June 30, 2015, which include the complete list of significant accounting policies in note 2. These condensed interim consolidated financial statements do not include all of the notes required in the annual financial statements.

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2013

2.  Summary of significant accounting policies - Continued

b.  Basis of consolidation

The financial statements of the Company consolidate the accounts of Clifton and its wholly-owned subsidiary, Duquesne Gold Mines Inc. All intercompany transactions and balances are eliminated on consolidation.

A subsidiary is an entity which Clifton controls by having the power to govern its financial and operating policies. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether Clifton controls another entity. The subsidiary is fully consolidated from the date on which control was obtained, and will be de-consolidated from the date that control ceases.

c.  Foreign currency

The accompanying consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of loss and comprehensive loss within expenses. Non-monetary assets and liabilities are translated at historical rates, unless such assets and liabilities are carried at market value, in which case, they are translated at the exchange rate in effect at the date of the statement of financial position.

d.  Use of judgments and estimates

The preparation of these condensed interim financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the condensed interim financial statements and the reported expenses during the period.

On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions.

The condensed interim consolidated financial statements include judgments and estimates which, by their nature, are uncertain. The impacts of such judgments and estimates are pervasive throughout the condensed interim consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimates are revised and the revisions affect both current and future periods.

In preparing these condensed interim consolidated financial statements, the significant judgements made by management applying the Company accounting policies and the key sources of estimation uncertainty were the same as those described in the Company’s annual consolidated financial statements for the year ended June 30, 2015.

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2013

3.

Future accounting changes

The following new standards have not been applied in these condensed interim consolidated financial statements, and may have an impact on the Company’s future financial statements:

IFRS 9 Financial Instruments

The IASB recently released IFRS 9 ‘Financial Instruments’ (2014), representing the completion of its project to replace IAS 39 ‘Financial Instruments: Recognition and Measurement’. The new standard introduces extensive changes to IAS 39’s guidance on the classification and measurement of financial assets and introduces a new ‘expected credit loss’ model for the impairment of financial assets. IFRS 9 also provides new guidance on the application of hedge accounting. The Company has yet to assess the impact of IFRS 9 on these consolidated financial statements. The new standard is required to be applied for annual reporting periods beginning on or after January 1, 2018.

Disclosure Initiative: Amendments to IAS 1

On December 18, 2014 the IASB issued amendments to IAS 1 Presentation of Financial Statements as part of its major initiative to improve presentation and disclosure in financial reports (the “Disclosure Initiative”). The amendments are effective for annual periods beginning on or after 1 January 2016. Early adoption is permitted. These amendments will not require any significant change to current practice, but should facilitate improved financial statement disclosures. The Company intends to adopt these amendments in its financial statements for the annual period beginning on July 1, 2016. The extent of the impact of adoption of the amendments has not yet been determined.

Annual Improvements to IFRS (2012-2014) cycle

On September 25, 2014 the IASB issued narrow-scope amendments to a total of four standards as part of its annual improvements process. The amendments will apply for annual periods beginning on or after January 1, 2016. Earlier application is permitted, in which case, the related consequential amendments to other IFRSs would also apply. Each of the amendments has its own specific transition requirements.

4.  Mining tax credit and duties

The current Quebec refundable tax credits and mining duties, as of September 30, 2015, amount to $267,023 (September 30, 2014: $457,119) and relate to exploration expenses incurred in the years ended June 30, 2015, June 30, 2014, and the three months ended September 30, 2015.

5.  Investments

Investments represent shares of companies that hold interests in the Duparquet Project, but do not provide the Company with the legal rights to explore on the properties.

As of December 1, 2014, the Company classified the fair value of its investments in 10% of the shares of Beattie Gold Mines Ltd., 2699681 Canada Ltd. and 2588111 Manitoba Ltd. as investments in the statement of financial position: Prior to December 1, 2014 these investments were classified as exploration and evaluation assets.

Clifton Star Resources Inc.

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2013

5.

Investments – Continued

	Participation	Value
Beattie Gold Mines Ltd. (“Beattie”)	10%	$400,000
2588111 Manitoba Ltd. (“2588111”)	10%	400,000
2699681 Canada Ltd. (“2699681”)	10%	200,000
Total		$1,000,000

Beattie owns a mining concession. 2699681 owns, through its wholly-owned subsidiary, Eldorado Gold Mines Inc., certain surface rights. 2588111, owns, through its wholly-owned subsidiary, 173714 Canada Inc., certain mineral claims and mining concessions. All the mining rights, claims and concessions are located near the town of Duparquet, Quebec, and were part of the Duparquet Project (see note 6a).

The fair value measurement of the investments is determined using unobservable (Level 3) inputs. These inputs as well as the valuation techniques (including main assumptions used) are detailed in note 8a of the annual consolidated financial statements for the year ended June 30, 2015.

The fair value remained the same as at September 30, 2015, because the inputs used to determine the fair value did not change between December 1, 2014, and the statement of financial position date.

A change in unobservable inputs in isolation would not result in a significantly lower (higher) fair value measurement.

Clifton Star Resources Inc.

Unaudited Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

September 30, 2015

6.

Exploration and evaluation assets

For the three month period ended September 30, 2015	Duparquet Project & Other Properties(*) (Notes 6a)	Duquesne Property (Note 6b)	Joutel Property (Note 6c)	Morris Property (Note 6d)	Roquemaure Property (Note 6e)	Franquet Property (Note 6f)	Total
Acquisition costs, beginning of year	$12,797,400	$3,103,500	$602	$2,190	$2,189	$2,004	$15,907,885
Additions during the three month period	-	-	-		-	-	-
Acquisition costs, September 30, 2015	12,797,400(**)	3,103,500(***)	602	2,190	2,189	2,004	15,907,885
Deferred exploration costs, beginning of year	22,002,845	5,273,131	18,133	17,726	18,214	18,542	27,348,591
Additions during the three month period:
Field expenditures	-	7,136	9,480	9,480	9,480	9,480	45,056
Geological Consulting	-	-	-	-	-	-	-
Studies	-	-	-	-	-	-	-
Prefeasibility Studies	-	-	-	-	-	-	-
Total additions during the three month period	-	7,136	9,480	9,480	9,480	9,480	45,056
Tax and mining credit applied during the three month period	-	(2,409)	(3,185)	(3,184)	(3,184)	(3,184)	(15,146)
Deferred exploration costs, September 30, 2015	22,002,845	5,277,858	24,428	24,022	24,510	24,838	27,378,501
Total exploration and evaluation assets	34,800,245	$8,381,358	25,030	26,212	26,699	26,842	43,286,386
Impairment of exploration and evaluation assets, beginning of the year	(33,800,245)	(7,630,457)	-	-	-	-	(41,430,702)
Additions during the three month period	-	-	-	-	-	-	-
Impairment of exploration and evaluation assets, September 30, 2015	(33,800,245)	(7,630,457)	-	-	-	-	(41,430,702)
Reclassification to investments	(1,000,000)	-	-	-	-	-	(1,000,000)
Total exploration and evaluation assets	$-	$750,901	$25,030	$26,212	$26,699	$26,842	$855,684

(*):

Include Beattie, Donchester, Dumico, Central Duparquet, Hunter and Cat Lake

(**):

These acquisitions costs relate to the acquisition of the shares of the companies that hold the rights to the mining properties (see note 6a for additional details)

(**):

These acquisitions costs include $1,818,500 that relates to the acquisition of the shares of the company that hold the rights to the mining property (see note 6b for additional details)

Clifton Star Resources Inc.

Unaudited Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

September 30, 2015

6.

Exploration and evaluation assets - Continued

For the year ended June 30, 2015	Duparquet Project & Other Properties (*) (Notes 6a)	Duquesne Property (Note 6b)	Joutel Property (note 6c)	Morris Property (note 6d)	Roquemaure Property (note 6e)	Franquet Property (note 6f)	Total
Acquisition costs, beginning of year	$12,797,400	$3,103,500	$-	$-	$2,189	$-	$15,903,089
Additions during the year	-	-	602	2,190	-	2,004	4,796
Acquisition costs, end of year	12,797,400(**)	3,103,500(***)	602	2,190	2,189	2,004	15,907,885
Deferred exploration costs, beginning of year	22,918,989	5,526,957	-	-	-	-	28,445,946
Additions during the year:
Assays	2,332	2,767	-	-	-	-	5,099
Field expenditures	118,121	18,978	24,012	24,223	24,124	24,424	233,882
Geological Consulting	14,458	6,503	778	219	779	891	23,628
Studies	22,522	-	-	-	-	-	22,522
Prefeasibility Studies	50,154	-	-	-	-	-	50,154
Total additions during the year	207,587	28,248	24,790	24,442	24,903	25,315	335,285
Tax and mining credit applied during the year	(1,123,731)	(282,074)	(6,657)	(6,716)	(6,689)	(6,773)	(1,432,640)
Deferred exploration costs, end of year	22,002,845	5,273,131	18,133	17,726	18,214	18,542	27,348,591
Total exploration and evaluation assets	34,800,245	8,376,631	18,735	19,916	20,403	20,546	43,256,476
Impairment of exploration and evaluation assets, beginning of the year	-	(7,630,457)	-	-	-	-	(7,630,457)
Additions during the year	(33,800,245)	-	-	-	-	-	(33,800,245)
Impairment of exploration and evaluation assets, end of year	(33,800,245)	(7,630,457)	-	-	-	-	(41,430,702)
Reclassification to investments	(1,000,000)	-	-	-	-	-	(1,000,000)
Total exploration and evaluation assets	$-	$746,174	$18,735	$19,916	$20,403	$20,546	$825,774

(*):

Include Beattie, Donchester, Dumico, Central Duparquet, Hunter and Cat Lake

(**):

These acquisitions costs relate to the acquisition of the shares of the companies that hold the rights to the mining properties (see note 6a for additional details)

(***)

These acquisitions costs include $1,818,500 that relates to the acquisition of the shares of the company that hold the rights to the mining property (see note 6b  for additional details)

Clifton Star Resources Inc.

Unaudited Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

September 30, 2015

6.

Exploration and evaluation assets - Continued

a.

Duparquet Project and Other Properties

i.

Beattie, Donchester and Dumico properties

The Company signed three mineral property option agreements on May 1, 2008 (amended July 22, 2008, November 24, 2008, April 8, 2009, and October 26, 2009) with Beattie, 2699681, and 2588111, respectively, with similar terms.

Beattie owns a mining concession. 2699681 owns, through its wholly-owned subsidiary, Eldorado Gold Mines Inc., certain surface rights. 2588111, owns, through its wholly-owned subsidiary, 173714 Canada Inc., certain mineral claims and mining concessions. All the mining rights, claims and concessions are located near the town of Duparquet, Quebec.

On September 14, 2012, the Company signed amended agreements with the above-named optionors. As of June 30, 2015, the Company had paid $4,800,000 to Beattie, $2,400,000 to 2699681 and $4,800,000 to 2588111 under the option agreements and now owns 10% of the shares of the optionors. In connection with the September 2012 agreement, the Company has also issued, on October 4, 2013, a further 100,000 shares of the Company to Beattie, 50,000 shares to 2699681, and 100,000 shares to 2588111. In order to earn the remaining 90% of the issued and outstanding shares of the optionors, the Company had to make cash payments to the optionors totalling $50.2 million, with the first payments totalling $10 million due December 1, 2014. Failure to make the payments or to make new amendments to the Option Agreements result in termination of the original agreement and its amendments, and the Company to retain its investments in 10% of the shares of the Beattie, 2699681 and 2588111.

The Company decided not to make the first payment due on December 1, 2014, and terminated its direct involvement in the exploration activities in these properties. As such, Management has determined that the capitalized mineral properties may not be recoverable. The Company measured the recoverable amount of the properties based on the value in use, which was determined using two methods, by an independent consultant. The first method was based on cash flow projections, which take into account the capital costs to be incurred to complete the Duparquet Project over the expected construction timeline, as well as the cash generated from subsequent sales of the Duparquet Project’s gold production. The key assumptions used in this calculation include the Duparquet Project’s capital cost, estimated production volume, the long-term gold sales price established by independent sources, the long-term Canadian and US dollar exchange rate, expected operating costs, as well as discount rates which are based on estimates of the risks associated with the projected cash flows based on the best information available as of the date of the impairment test. The pre-tax discount rate applied to the cash flow projections was 5%, and the net present value was discounted by 95%. The second method was the comparable values per unit of in-situ metal, which takes into account the in-pit measured plus indicated resource to determine in-pit in-situ resource, and an in-situ value per ounce of contained gold. The key assumptions include the in-situ resource, in-situ value, and the long-term Canadian and US dollar exchange rate. Both fair value measurements are categorized within Level 3 of the fair value hierarchy. Management determined the recoverable amount to be $1 million, which is within the range of the two methods multiplied by 10%, the percentage of ownership of the Company in the Duparquet Project through its investments in 10% of the shares of Beattie, 2699681 and 2588111. The recoverable amount based on the value in use and the fair value less costs of disposal do not differ significantly.

Clifton Star Resources Inc.

Unaudited Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

September 30, 2015

6.

Exploration and evaluation assets – Continued

The Company determined that the carrying amounts exceeded the recoverable amounts and therefore, an impairment loss of $31.5 million was recorded in the first quarter of the year ended June 30, 2015. The recoverable amounts, representing the fair value of the investments in 10% of the shares of Beattie, 2699681 and 2588111, were subsequently classified as investments in the statement of financial position (note 5).

On December 10, 2009, the Company entered into a mineral property option and joint venture agreement with Osisko Mining Corporation (“Osisko”) regarding a joint venture on the Duparquet Project (the “Project”). The Project comprises the Central Duparquet, Duquesne, Beattie, Donchester and Dumico properties. Under the terms of the mineral property option and joint venture agreement, Osisko could earn a 50% interest in the joint venture by contributing, as operator, a total of $70,000,000 ($15,000,000 was incurred) to the joint venture over a four-year period.

On June 16, 2011, Osisko notified the Company of its decision to terminate its participation in the Project.

On June 3, 2014, the Company filed legal proceedings against Osisko to claim damages sustained by the Company. On March 2, 2015, the Company announced that a settlement agreement was reached in the amount of $5.27 million in consideration for a full and final release from all claims arising from the facts described in the litigation, the whole without any admission of liability by Osisko (now Canadian Malartic Corporation).

Concurrently, under two separate non-brokered private placements, each of Yamana Gold Inc. and Agnico Eagle Mines Limited, owners of Osisko, have agreed to subscribe for 4,772,786 common shares of the Company at a price of $0.60 per share, for total proceeds of $5.73 million (note 7a).

In aggregate, the Company received $11.0 million for these two concurrent transactions. The settlement of legal proceedings and private placements were determined to be linked transactions for accounting purposes and therefore the aggregate proceeds were allocated to the two components based on the value of the determinable element, rather than using the stated prices (see note 7a).

ii)

Central Duparquet Property

On December 15, 2008, the Company signed an option agreement to acquire a 100% interest in the Central Duparquet property. The property comprises 18 mineral claims located in the Duparquet Township, Quebec. To earn its 100% interest, the Company paid $400,000 on January 13, 2009, and had to pay an additional $1.9 million on June 15, 2015.

During the five-year period following the date of execution of the agreement, the Company could have sold, transferred or otherwise disposed of all or any portion of its interest in the property. One of the conditions of the agreement was a payment to the optionor of shares of any company acquiring an interest in the property at a deemed value of $1,900,000, or $1,900,000 in cash.

On February 26, 2010, the Company entered into an agreement to acquire the 2% NSR (Net Smelter Return) from the optionor. As consideration for the acquisition of the 2% NSR, the Company paid $155,000 and issued 10,000 common shares, valued at $57,400, to the optionor.

Clifton Star Resources Inc.

Unaudited Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

September 30, 2015

6.

Exploration and evaluation assets – Continued

ii)

 Central Duparquet Property - Continued

On May 2, 2013, the Company paid $125,000 in cash to extend the five-year period to six years and six months.

The option was reconsidered in light of the future payment obligation of $1.9 million due on June 15, 2015, to complete the acquisition and its potential value without the Beattie, Donchester and Dumico properties. The Company has decided to terminate its direct involvement in the exploration activities in this property and recorded an impairment loss of $1.8M on the property during the year ended June 30, 2015, as the recoverable amount was deemed to be $NIL, and the Company does not retain any interest in the property

iii)

Hunter Property

The Company signed a mineral property option agreement on November 30, 2009, with 173714 Canada Inc. to acquire the property as part of the Donchester Option Agreement.

As the Hunter property was part of the Beattie, Donchester and Dumico properties Option Agreements that were terminated on December 1, 2014, the Company has recorded an impairment loss of $0.4M on the property during the year ended June 30, 2015, leaving a book value of $NIL.

iv)

Cat Lake Property

The Company signed a mineral property option agreement on May 1, 2008 (amended July 22, 2008, November 24, 2008, and April 8, 2009) with 2588111. The Cat Lake property comprises nine mining leases in the Lac Dubonnet Mining District, which is northeast of Winnipeg, Manitoba. Under the terms of the option agreement, the Company must keep the property in good standing (currently in good standing) until July 28, 2015, and incur minimum exploration expenditures of $33,000, which were incurred.

As the Cat Lake property was part of the Beattie, Donchester and Dumico properties Option Agreements that were terminated on December 1, 2014, the Company has recorded an impairment loss of $0.06M on the property during the year ended June 30, 2015, leaving a book value of $NIL.

b.

Duquesne Property

Pursuant to an option agreement dated September 20, 2006 (amended on May 14, 2007, and June 11, 2007), the Company issued 10,000 common shares valued at $18,500 to the optionor, paid $1,800,000 in cash, and committed to incur before the fourth anniversary, over $4,000,000 in exploration expenditures to acquire all of the issued shares of Duquesne Gold Mines Ltd. (“Duquesne”). Duquesne was a private Canadian mineral exploration company which owned fifty five mineral claims and one mining concession, located in Destor Township, Quebec, together known as the Duquesne Gold Project. The optionor retained a 3% NSR, which the Company is required, upon certain conditions, to purchase from the optionor in consideration for the sum of $1,000,000 for each 0.5% NSR at any time for a total of $6,000,000.

During the year ended June 30, 2009, the Company acquired additional claims, known as the Duquesne Extension, for $35,000. The Duquesne Extension adjoins the Duquesne property to the south and southwest. In addition, the Company paid $250,000 to acquire claims known as the Lepine and Destor properties. These claims are contiguous to the northwest and east, respectively, of the Duquesne property. The optionor has retained a 2% NSR.

Clifton Star Resources Inc.

Unaudited Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

September 30, 2015

6.

Exploration and evaluation assets – Continued

b)

Duquesne Property - Continued

On June 20, 2010, the Company had fulfilled all obligations under the option agreement, and acquired a 100% interest in Duquesne.

In connection with an agreement entered on July 31, 2012, the Company purchased a 0.5% NSR royalty on the Duquesne Property for $1.0M in cash. The remaining NSR of 2.5% could be purchased in tranches of 0.5% NSR in consideration for $1.0M each tranche, starting in June 2017 under certain conditions.

Following an internal study dated June 2, 2014, on the economic viability of the mining project, which considered the gold price, the investment requirements and the level of the mineral resources of the Duquesne Property, the Company recorded an impairment on the exploration and evaluation assets incurred on this project, leaving a fair value of $1.0M which represented the recoverable amount of the 100% interest owned by the Company in the Duquesne property as at June 30, 2014.

c.

Joutel Property

The Joutel Property is composed of 11 contiguous claims, totalling 613 hectares, which are wholly owned by the Company. The property, which has potential for gold, is located approximately 150 km to the NE of the city of Rouyn-Noranda in Joutel Township.

d.

Morris Property

The Morris Property is composed of 40 contiguous claims covering a total area of 2,218 hectares, which are wholly owned by the Company. The property is located approximately 25 km to the east of the town of Matagami in Morris Township (QC). The property has base metals potential.

e.

Roquemaure Property

The Roquemaure Project is composed of 40 mining claims covering 2,271 hectares with base metals potential. The claims were staked by the Company in June and July of 2014. The property is wholly owned by the Company and is not subject to any underlying royalty or option or joint venture agreement.

f.

Franquet Property

The Franquet Property is composed of 34 contiguous claims, totalling 1,689 hectares, which are wholly owned by the Company. The property is located approximately 130 km to the North-North/East of the city of Val d’Or in Franquet and Quevillon townships. It presents the potential for base metals and gold.

7.

Share capital

a. Share issuance

The Company’s authorized share capital consists of an unlimited number of common shares without par value.

Clifton Star Resources Inc.

Unaudited Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

September 30, 2015

7.

Share capital – Continued

On March 2, 2015, under two separate non-brokered private placements, the Company has issued 9,545,572 common shares of the Company at a price of $0.60 per share, for total proceeds of $5,727,343. This transaction was linked to the settlement of legal proceedings as described in note 6a. As of March 2, 2015, the common shares issued by the Company were measured at fair value of $0.28 per share based on the stock price adjusted for the cash value of the Company, and the Company recorded $2,672,760 as share capital. The difference between the total proceeds and the share valuation of $3,054,583 was recorded as gain on litigation settlement during the year ended June 30, 2015.

b.

Stock options

The Company has a stock option plan (the “Stock Option Plan”), the purpose of which is to advance the interests of the Company by providing directors, officers and employees with a financial incentive for the continued improvement in the performance of the Company and encouragement for them to remain with the Company. The option price under each option shall not exceed the market price on the grant date. The term of any option granted under the Stock Option Plan may not exceed five years. The number of options granted shall not exceed 20% of the issued and outstanding shares of the Company, with vesting requirements determined by the directors. The following transactions took place during the periods:

	Number of Options	Weighted-Average Exercise Price
Balance – July 1, 2014 and September 30, 2014	3,285,000	$1.24
Expired (1)	(335,000)	$0.98
Balance – June 30, 2015 and September 30, 2015	2,950,000	$1.27

(1)  During the three month periods ended September 30, 2015 and 2014, no stock options have expired.

At September 30, 2015, the following options were outstanding and exercisable:

Expiry date	Weighted- Average Exercise Price	Number of Options Outstanding	Weighted-Average Remaining life	Number of Options Vested
June 20, 2016	$2.50	200,000	0.7	200,000
March 9, 2017	$2.03	435,000	1.4	435,000
April 25, 2017	$1.40	1,060,000	1.6	1,060,000
September 14, 2017	$1.14	330,000	1.9	330,000
April 15, 2018	$0.85	525,000	2.5	525,000
December 3, 2018	$0.18	400,000	3.2	400,000
	$1.27	2,950,000	1.9	2,950,000

No stock options were granted during the three month periods ended September 30, 2015, and 2014.  During the three months ended September 30, 2015, the Company expensed $NIL and capitalized $NIL as exploration assets (September 30, 2014 - $11,321 and $NIL respectively).

Clifton Star Resources Inc.

Unaudited Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

September 30, 2015

7.

Share capital – Continued

c.

Shareholder Rights Plan

On December 3, 2013, the Company’s shareholders approved the adoption of an Amended and Restated Shareholder Rights Plan (the “Plan”) (amended and restating the Shareholder Rights Plan of the Company dated November 10, 2010) to ensure, to the extent possible, that all shareholders of the Company are treated fairly in connection with any take-over offer for the Company. The Plan must be reconfirmed at the third annual meeting following the meeting at which the Plan was confirmed.

Pursuant to the terms of the Plan, any bids that meet certain criteria intended to protect the interests of all shareholders are deemed to be permitted bids. A permitted bid must be made by way of a takeover bid circular prepared in compliance with applicable securities law and, in addition to certain conditions, must remain open for 60 days. In the event a takeover bid does not meet the permitted bid requirements of the Plan, the Rights issued under the Plan will entitle shareholders, other than any shareholder or shareholders involved in the takeover bid, to purchase additional common shares of the Company at a significant discount to the market price of the common shares at that time.

To implement the Plan, the Board of Directors of the Company authorized the distribution and issuance of one Right in respect of each common share outstanding to holders of record on November 10, 2010. One Right will also be issued for each common share issued by the Company after November 10, 2010. Until the occurrence of such specific events, the Rights will not be exercisable and will be attached to and traded with the common shares of the Company.

8.

Related party disclosures

The Company had the following transactions with related parties for the three months ended September 30.

	2015	2014
Directors fees	$22,725	$32,500
Professional fees - legal	40,000	29,000
	$62,725	$61,500

9.

Financial instruments

Fair value

The Company’s financial instruments consist of cash, investments, receivables and accounts payable and accrued liabilities. The carrying values of these financial instruments, except investments, approximate their fair values due to their short-term maturity.

The methods and estimates used in estimating the fair value of the investments are described in notes 5 and 6a.

Clifton Star Resources Inc.

Unaudited Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

September 30, 2015

9.

Financial instruments – Continued

Financial risk management

The Company’s activities expose it to a variety of financial risks including credit risk, liquidity risk and market risk.

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and receivables. The carrying amount of the financial assets recorded in the financial statements, net of any allowance for losses, represents the maximum exposure to credit risk.

The Company deposits its cash with a high credit quality major Canadian financial institution as determined by ratings agencies. Receivables are mainly interest receivable from the bank and sales tax receivable.

To reduce credit risk, the Company regularly reviews the collectability of its receivables, and establishes an allowance based on its best estimate of potentially uncollectible amounts. The Company historically has not had difficulty collecting its receivables.

Liquidity risk

Liquidity risk represents the risk that the Company will not be able to meet its financial obligations as they fall due. The Company mitigates liquidity risk through its capital structure and by continuously monitoring actual and projected cash flows. The Company finances its exploration activities through equity issues, flow-through shares issues, and the utilization of its cash reserves.

The Board of Directors reviews the Company’s operating and capital budgets, as well as any material transactions outside of the ordinary course of business.

Contractual maturities of financial liabilities are one year or less.

Market risk

Market risk is the risk of loss that may arise from changes in market factors, such as interest rates, foreign currency risk and gold price risk.

(a)

Interest rate risk

Interest rate risk is the Company’s exposure to increase or decrease in financial instruments value caused by fluctuations in interest rates. The Company has no financial obligations or short-term deposits, and accordingly is not exposed to interest rate risk.

(b)

Foreign currency risk

The Company has no significant foreign assets and liabilities, and accordingly is not exposed to significant foreign currency risk.

(c)

Gold price risk

The Company will be exposed to the risk of fluctuations in prevailing market gold prices. Currently, the Company has a 10% interest in companies that own a large gold project at the exploration stage, as well as a 100% interest in another gold project with resources.

Clifton Star Resources Inc.

Unaudited Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

September 30, 2015

10.

Segmented information

The Company conducts its business in a single operating reportable segment, that being the acquisition and exploration of mineral properties. All of the Company’s exploration and evaluation assets are located in Canada.

11.

Contingency

On or about June 19, 2014, the Company was served with proceedings, as an impleaded party, in the course of an action on grounds of oppression instituted between some of the Optionors of the Duparquet project against other Optioners of the Duparquet project based on alleged improper transfers of mining titles that would have occurred over 20 years ago.

On August 15, 2014, the Plaintiffs in these original proceedings amended their action and included the Company as Co-Defendants instead of as an impleaded party. As relates to the Company, Plaintiffs ask the Court to condemn the Company jointly and solidarily with the Co-Defendants to reimburse any and all amounts unjustly withdrawn or withheld from Beattie Gold Mines Ltd and /or Border Chemical Company Limited. The Company strongly believes that the amended proceedings against it have been instituted as a means of exercising pressure on the Co-Defendants, and that there is no basis in fact or in law for this action against the Company. No amounts have been recorded in the condensed interim financial statements for this contingency.